Exhibit 99.1

MEDIA CONTACTS:
Biogen Idec Amy Reilly Ph: 617 914 6524	Elan Jonathan Birt Ph: 212 850 5664 Elizabeth Headon Ph: 353 1 498 0300
INVESTOR CONTACTS:
Biogen Idec Eric Hoffman Ph: 617 679 2812	Elan Chris Burns Ph: 353 1 709 4444 800 252 3526

BIOGEN IDEC AND ELAN PROVIDE UPDATE ON UTILIZATION AND SAFETY OF
TYSABRI® IN PATIENTS WITH MULTIPLE SCLEROSIS

Cambridge, MA and Dublin, Ireland – October 11, 2007 - Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) today announced new data on the global utilization and safety of TYSABRI® (natalizumab), citing that as of the end of September 2007 approximately 17,000 patients are on commercial and clinical therapy worldwide, and that the safety data to date continue to support a favorable benefit-risk profile for TYSABRI.   These data will be presented as part of the companies’ symposia being held on Friday, October 12, 2007 at 6 p.m. CEST at the 23rd Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) in Prague, Czech Republic.

As of the end of September 2007:
•	In the US, approximately 10,500 patients are on TYSABRI commercially and over 2,100 physicians have prescribed the therapy;
•	In the EU, approximately 5,500 patients are on TYSABRI therapy commercially; and
•	In global clinical trials, approximately 1,000 patients are on TYSABRI therapy.

TYSABRI is available in the United States through the TOUCH™ Prescribing Program.  All prescribers, infusion sites and patients receiving TYSABRI are required to enroll in TOUCH.  Safety information is also collected through ongoing clinical trials and registries, including TYGRIS and the pregnancy registry, making this the largest long-term patient follow-up effort undertaken for any MS therapy.

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Page 2    Biogen Idec and Elan Provide Update on Utilization and Safety of TYSABRI® in Patients with MS

According to data available to the companies as of mid-September 2007, there have been no new reports of confirmed cases of progressive multifocal leukoencephalopathy (PML).  The safety data to date continue to support a favorable benefit-risk profile for TYSABRI.  The companies plan to continue to provide similar updates at future medical meetings.

“Neurologists and patients are increasingly choosing TYSABRI given its significant impact on clinically meaningful and relevant endpoints, including relapses and disability progression. Ultimately, we believe the full potential of TYSABRI will be realized, making it the leading MS therapy,” said Michael Panzara, MD, MPH, Vice President and Chief Medical Officer, Neurology Strategic Business Unit, Biogen Idec.

“Continued patient experience and ongoing clinical research will further differentiate TYSABRI as a valuable treatment option for MS patients around the world.  TYSABRI is currently approved in more than 20 countries, and we hope to offer this therapeutic alternative to more patients in the future,” said Gordon Francis, MD, Senior Vice President, Global Clinical Development, Elan.

About TOUCH and TYGRIS
Before initiating treatment, all US patients, prescribers and infusion sites must be enrolled in the TOUCH Prescribing Program (TYSABRI Outreach: Unified Commitment to Health). TOUCH is designed to determine the incidence of and risk factors for serious opportunistic infections (OIs), including PML, and to monitor patients for signs and symptoms of PML while promoting informed benefit-risk discussions prior to initiating TYSABRI treatment.  Physicians report on PML, serious OIs, deaths and discontinuation of therapy on an ongoing basis.

TYGRIS (TYSABRI Global ObseRvation Program In Safety) is expected to enroll 5,000 patients worldwide, including approximately 3,000 patients from TOUCH.  Patients in TYGRIS are evaluated at baseline and every six months thereafter for five years. Researchers will evaluate data including medical/MS history; prior TYSABRI use; prior use of immunomodulatory, antineoplastic, or immunosuppressive agents; and all serious adverse events, including PML and other serious OIs, and malignancies.

Adverse event reporting in the post-marketing setting is voluntary.  It is possible that not all reactions have been reported, or that some reactions are not reported to Biogen Idec or Elan in a timely manner.

About TYSABRI
TYSABRI is a treatment approved for relapsing forms of MS in the United States and relapsing-remitting MS in the European Union. According to data that have been published in the New England Journal of Medicine, after two years, TYSABRI treatment led to a 68% relative reduction (p<0.001) in the annualized relapse rate compared to placebo and reduced the relative risk of disability progression by 42-54% (p<0.001).

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Page 3   Biogen Idec and Elan Provide Update on Utilization and Safety of TYSABRI® in Patients with MS

TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain that usually leads to death or severe disability. Other serious adverse events that have occurred in TYSABRI-treated patients included hypersensitivity reactions (e.g., anaphylaxis) and infections. Serious opportunistic and other atypical infections have been observed in TYSABRI-treated patients, some of whom were receiving concurrent immunosuppressants. Herpes infections were slightly more common in patients treated with TYSABRI. In MS trials, the incidence and rate of other serious and common adverse events, including the overall incidence and rate of infections, were balanced between treatment groups.  Common adverse events reported in TYSABRI-treated patients include headache, fatigue, infusion reactions, urinary tract infections, joint and limb pain, and rash.

In addition to the United States and European Union, TYSABRI is also approved in Switzerland, Canada, Australia, New Zealand and Israel. TYSABRI was discovered by Elan and is co-developed with Biogen Idec.

For more information about TYSABRI please visit www.tysabri.com, www.biogenidec.com or www.elan.com, or call 1-800-456-2255.

About Biogen Idec
Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs.  Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies.  Patients in more than 90 countries benefit from Biogen Idec’s significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis.  For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit www.elan.com.

Safe Harbor/Forward-Looking Statements
This press release contains forward-looking statements regarding TYSABRI. These statements are based on the companies’ current beliefs and expectations.  The commercial potential of TYSABRI is subject to a number of risks and uncertainties.  Factors which could cause actual results to differ materially from the companies’ current expectations include the risk that we may be unable to adequately address concerns or questions raised by FDA or other regulatory authorities, that concerns may arise from additional data, that the incidence and/or risk of PML or other opportunistic infections in patients treated with TYSABRI may be higher than observed in clinical trials, or that the companies may encounter other unexpected hurdles.  Drug development and commercialization involves a high degree of risk.

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Page 4   Biogen Idec and Elan Provide Update on Utilization and Safety of TYSABRI® in Patients with MS

For more detailed information on the risks and uncertainties associated with the companies’ drug development and other activities, see the periodic and current reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission.  The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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